Exhibit 15.


[Uproar Letterhead]


                                                 February 22, 2001


Dear Stockholder:

      As you may know, Uproar Inc. has entered into an agreement to be acquired by Flipside, Inc., a subsidiary of Vivendi Universal. Pursuant to the agreement, on Friday, February 16, Flipside commenced a public tender offer to purchase all of the outstanding shares of Uproar's common stock at a price of $3.00 per share. Uproar's board of directors has unanimously approved the transaction and recommends to its stockholders that they tender their shares in the tender offer. The purpose of this letter is to inform you of your rights with respect to the tender offer.

      Our records indicate that you were a stockholder of iwin.com, Inc. ("iwin") or Trafficmarketplace.com, Inc. ("TMP") when Uproar acquired those companies in 2000, and that you may never have surrendered your iwin or TMP share certificates in exchange for Uproar share certificates. These iwin and/or TMP share certificates may be tendered to Flipside in exchange for the $3.00 per share consideration in the same manner as Uproar certificates. (The amount of consideration you receive with respect to your iwin and TMP shares will be based upon the number of Uproar shares that your iwin and/or TMP certificates represent.) To tender your iwin and/or TMP share certificates, simply follow the instructions contained in the tender offer materials which have been mailed to you separately.

      If you have any questions relating to the tender offer or your rights as an Uproar stockholder generally, please do not hesitate to call Georgeson Shareholder Communications, Inc., the Information Agent for Flipside's tender offer, at (800) 223-2064.

                                            Sincerely yours,

                                            /s/ Kenneth D. Cron

                                            Kenneth D. Cron
                                            Chairman and Chief Executive
                                            Officer